Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q1 2012, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 10, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

THE HAGUE, MAY 10, 2012

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Q1 2012

LIFE INSURANCE	PENSIONS	ASSET MANAGEMENT

Condensed consolidated income statement	p 2

Condensed consolidated statement of comprehensive income	p 3

Condensed consolidated statement of financial position	p 4

Condensed consolidated statement of changes in equity	p 5

Condensed consolidated cash flow statement	p 6

Notes to the condensed consolidated interim financial statements	p 7

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q1 2012	Q1 2011
Premium income	4	5,851	6,277
Investment income	5	2,076	2,111
Fee and commission income		465	460
Other revenues		2	2

Total revenues		8,394	8,850
Income from reinsurance ceded	6	953	430
Results from financial transactions	7	7,565	1,113
Other income	8	—	37

Total income		16,912	10,430

Benefits and expenses	9	16,164	9,859
Impairment charges / (reversals)	10	46	64
Interest charges and related fees		132	111
Other charges	11	18	28

Total charges		16,360	10,062

Share in net result of associates		11	5

Income before tax		563	373
Income tax (expense) / benefit		(42)	(46)

Net income		521	327

Net income attributable to:
Equity holders of AEGON N.V.		521	327
Non-controlling interests		—	—

Earnings and dividend per share (EUR per share)
Earnings per share [1]		0.25	(0.05)
Earnings per share, excluding premium on convertible core capital securities		0.25	0.16
Diluted earnings per share [1,2]		0.25	(0.05)
Dividend per common share		—	—

Earnings per common share calculation
Net income		521	327
Preferred dividend		—	—
Coupons on other equity instruments		(47)	(44)
Coupons and premium on convertible core capital securities		—	(375)

Earnings attributable to common shareholders		474	(92)

Weighted average number of common shares outstanding		1,880	1,765

[1]	After deduction of preferred dividend, coupons on other equity instruments and coupons and premium on core capital securities.
[2]

In Q1 2011, the potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q1 2012	Q1 2011
Net income	521	327

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	453	(200)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(34)	(61)
Changes in revaluation reserve real estate held for own use	—	(1)
Changes in cash flow hedging reserve	(330)	(87)
Movement in foreign currency translation and net foreign investment hedging reserve	(305)	(888)
Equity movements of associates	17	(8)
Aggregate tax effect of items recognized in other comprehensive income	13	100
Other	2	1

Other comprehensive income for the period	(184)	(1,144)
Total comprehensive income	337	(817)

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	337	(817)
Non-controlling interests	—	—

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR millions	Notes	Mar. 31, 2012	Dec. 31, 2011
ASSETS
Intangible assets	12	3,225	3,285
Investments	13	140,770	144,079
Investments for account of policyholders	14	149,501	142,529
Derivatives	15	15,361	15,504
Investments in associates		774	742
Reinsurance assets	16	10,977	11,517
Deferred expenses and rebates	17	11,580	11,633
Other assets and receivables		8,859	8,184
Cash and cash equivalents		8,671	8,104

Total assets		349,718	345,577

EQUITY AND LIABILITIES
Shareholders’ equity		21,283	21,000
Other equity instruments	19	4,998	4,720

Issued capital and reserves attributable to equity holders of AEGON N.V.		26,281	25,720
Non-controlling interests		14	14

Group equity		26,295	25,734

Trust pass-through securities		151	159
Subordinated borrowings	20	58	18
Insurance contracts		103,774	105,175
Insurance contracts for account of policyholders		76,972	73,425
Investment contracts		19,323	20,847
Investment contracts for account of policyholders		74,659	71,433
Derivatives	15	12,581	12,728
Borrowings	21	11,199	10,141
Other liabilities		24,706	25,917

Total liabilities		323,423	319,843

Total equity and liabilities		349,718	345,577

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non-controlling interests	Total
Three months ended March 31, 2012

At beginning of year	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

Net income recognized in the income statement	—	521	—	—	—	—	521	—	521

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	453	—	—	—	453	—	453
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(34)	—	—	—	(34)	—	(34)
Changes in cash flow hedging reserve	—	—	(330)	—	—	—	(330)	—	(330)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(305)	—	—	(305)	—	(305)
Equity movements of associates	—	—	—	17	—	—	17	—	17
Aggregate tax effect of items recognized in other comprehensive income	—	—	(4)	19	—	(2)	13	—	13
Transfers from / to other headings	—	(17)	17	—	—	—	—	—	—
Other	—	2	—	—	—	—	2	—	2

Total other comprehensive income	—	(15)	102	(269)	—	(2)	(184)	—	(184)

Total comprehensive income / (loss) for 2012	—	506	102	(269)	—	(2)	337	—	337

Issuance of non-cumulative subordinated notes	—	—	—	—	—	271	271	—	271
Coupons on non-cumulative subordinated notes	—	(3)	—	—	—	—	(3)	—	(3)
Coupons on perpetual securities	—	(44)	—	—	—	—	(44)	—	(44)
Cost of issuance of non-cumulative subordinated notes (net of tax)	—	(9)	—	—	—	—	(9)	—	(9)
Share options and incentive plans	—	—	—	—	—	9	9	—	9

At end of period	9,097	9,853	3,566	(1,233)	—	4,998	26,281	14	26,295

Three months ended March 31, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income / (loss) recognized in the income statement	—	327	—	—	—	—	327	—	327

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	(200)	—	—	—	(200)	—	(200)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(61)	—	—	—	(61)	—	(61)
Changes in revaluation reserve real estate held for own use	—	—	(1)	—	—	—	(1)	—	(1)
Changes in cash flow hedging reserve	—	—	(87)	—	—	—	(87)	—	(87)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(888)	—	—	(888)	—	(888)
Equity movements of associates	—	—	—	(8)	—	—	(8)	—	(8)
Aggregate tax effect of items recognized in other comprehensive income	—	—	56	44	—	—	100	—	100
Other	—	1	—	—	—	—	1	—	1

Total other comprehensive income	—	1	(293)	(852)	—	—	(1,144)	—	(1,144)

Total comprehensive income / (loss) for 2011	—	328	(293)	(852)	—	—	(817)	—	(817)

Shares issued	913	—	—	—	—	—	913	—	913
Repayment convertible core capital securities	—	—	—	—	(750)	—	(750)	—	(750)
Coupons on perpetual securities	—	(44)	—	—	—	—	(44)	—	(44)
Coupons and premium on convertible core capital securities	—	(375)	—	—	—	—	(375)	—	(375)
Share options and incentive plans	—	—	—	—	—	2	2	—	2
Cost of issuance of shares (net of tax)	—	(14)	—	—	—	—	(14)	—	(14)

At end of period	9,097	9,424	665	(2,195)	750	4,706	22,447	11	22,458

[1]	For a breakdown of share capital please refer to note 18.
[2]	Issued capital and reserves attributable to equity holders of AEGON N.V.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Q1 2012	Q1 2011
Cash flow from operating activities	(732)	(900)

Purchases and disposals of intangible assets	(11)	(3)
Purchases and disposals of equipment and other assets	(13)	(14)
Purchases, disposals and dividends of subsidiaries and associates	(7)	(4)

Cash flow from investing activities	(31)	(21)

Issuance and purchase of share capital	—	913
Dividends paid	—	—
Issuances, repurchases and coupons of convertible core capital securities	—	(1,125)
Issuances, repurchases and coupons of perpetuals	(58)	(59)
Issuances, repurchases and coupons of non-cumulative subordinated notes	266	—
Issuances and repayments of (subordinated) borrowings	1,315	267

Cash flow from financing activities	1,523	(4)

Net increase / (decrease) in cash and cash equivalents	760	(925)

Net cash and cash equivalents at January 1	7,826	5,174
Effects of changes in exchange rate	(17)	(31)

Net cash and cash equivalents at end of period	8,569	4,218

	Mar. 31, 2012	Mar. 31, 2011
Cash and cash equivalents	8,671	4,286
Bank overdrafts	(102)	(68)

Net cash and cash equivalents	8,569	4,218

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the first quarter ended, March 31, 2012, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2011 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2011. AEGON’s Annual Report for 2011 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements for the first quarter of 2012 were approved by the Executive Board on May 8, 2012.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2011 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union, except for the following accounting policy for compound instruments:

•

Non-cumulative subordinated notes, issued on February 7, 2012, are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, issued in US dollars, AEGON has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of AEGON and therefore AEGON has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for AEGON. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and subsequently carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using the historical transaction exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of the non-cumulative subordinated notes are recognized proportionate to the equity component and liability component, net of tax.

Coupon payments and other distributions to holders of the non-cumulative subordinated notes are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the coupon has been declared and approved.

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The following standards, interpretations, amendments to standards and interpretations became effective in 2012:

•	Amendment to IFRS 1 First time adoption - Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters;

•	Amendment to IFRS 7 Disclosures - Transfers of Financial Assets;

•	IAS 12 Income Taxes – Recovery of Tax Assets.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended March 31, 2012.

Taxes on income for the Q1 2012 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2012	1	EUR	1.3317	0.8335
December 31, 2011	1	EUR	1.2982	0.8353

Weighted average exchange rates

			USD	GBP
Q1 2012	1	EUR	1.3101	0.8335
Q1 2011	1	EUR	1.3663	0.8523

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3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended March 31, 2012

Underlying earnings before tax geographically	292	79	29	88	(61)	(2)	425	(3)	422
Fair value items	64	42	(2)	7	45	—	156	—	156
Realized gains / (losses) on investments	9	34	—	2	—	—	45	—	45
Impairment charges	(36)	(3)	—	(4)	(4)	—	(47)	—	(47)
Impairment reversals	6	—	—	—	—	—	6	—	6
Other income / (charges)	(1)	(3)	6	(18)	(1)	—	(17)	—	(17)
Run-off businesses	(2)	—	—	—	—	—	(2)	—	(2)

Income before tax	332	149	33	75	(21)	(2)	566	(3)	563
Income tax (expense) / benefit	(53)	(8)	13	(27)	30	—	(45)	3	(42)

Net income	279	141	46	48	9	(2)	521	—	521

Inter-segment underlying earnings	(46)	(12)	(16)	71	3

Revenues
Life insurance gross premiums	1,581	1,772	1,415	408	—	(18)	5,158	(93)	5,065
Accident and health insurance	444	109	—	62	1	(1)	615	—	615
General insurance	—	134	—	37	—	—	171	—	171

Total gross premiums	2,025	2,015	1,415	507	1	(19)	5,944	(93)	5,851
Investment income	890	552	562	86	89	(87)	2,092	(16)	2,076
Fee and commission income	285	86	31	128	—	(65)	465	—	465
Other revenues	—	—	—	1	1	—	2	—	2

Total revenues	3,200	2,653	2,008	722	91	(171)	8,503	(109)	8,394

Inter-segment revenues	7	—	1	76	87

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended March 31, 2011

Underlying earnings before tax geographically	336	81	12	68	(82)	(1)	414	(4)	410
Fair value items	(12)	(60)	(1)	—	(12)	—	(85)	—	(85)
Realized gains / (losses) on investments	24	35	29	3	—	—	91	—	91
Impairment charges	(83)	(3)	—	(2)	—	—	(88)	—	(88)
Impairment reversals	25	1	—	—	—	—	26	—	26
Other income / (charges)	—	(8)	(6)	11	—	—	(3)	—	(3)
Run-off businesses	22	—	—	—	—	—	22	—	22

Income before tax	312	46	34	80	(94)	(1)	377	(4)	373
Income tax (expense) / benefit	(56)	(7)	20	(31)	24	—	(50)	4	(46)

Net income	256	39	54	49	(70)	(1)	327	—	327

Inter-segment underlying earnings	(40)	(10)	(17)	64	3

Revenues
Life insurance gross premiums	1,522	1,871	1,862	435	—	(11)	5,679	(156)	5,523
Accident and health insurance	413	109	—	59	—	—	581	—	581
General insurance	—	132	—	41	—	—	173	—	173

Total gross premiums	1,935	2,112	1,862	535	—	(11)	6,433	(156)	6,277
Investment income	935	520	599	75	83	(81)	2,131	(20)	2,111
Fee and commission income	274	95	37	118	—	(64)	460	—	460
Other revenues	—	—	—	1	1	—	2	—	2

Total revenues	3,144	2,727	2,498	729	84	(156)	9,026	(176)	8,850

Inter-segment revenues	6	1	—	70	79

As of the first quarter of 2012, AEGON has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the “New Markets” segment. For the full year of 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

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Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

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Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from AEGON’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

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3.2 Investments geographically

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At March 31, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,711	47	Shares	1,284	421	57	68	7	(2)	1,835
84,887	8,245	Debt securities	63,744	17,691	9,891	4,175	—	—	95,501
13,142	6	Loans	9,868	19,163	8	682	—	—	29,721
13,380	—	Other financial assets	10,048	303	—	32	587	—	10,970
997	—	Investments in real estate	749	1,994	—	—	—	—	2,743

114,117	8,298	Investments general account	85,693	39,572	9,956	4,957	594	(2)	140,770
—	23,194	Shares	—	8,382	27,827	3,446	—	(6)	39,649
—	9,832	Debt securities	—	15,861	11,796	375	—	—	28,032
86,279	7,691	Separate accounts and investment funds	64,789	—	9,227	1,176	—	—	75,192
—	2,834	Other financial assets	—	468	3,400	1,666	—	—	5,534
—	912	Investments in real estate	—	—	1,094	—	—	—	1,094

86,279	44,463	Investments for account of policyholders	64,789	24,711	53,344	6,663	—	(6)	149,501
200,396	52,761	Investments on balance sheet	150,482	64,283	63,300	11,620	594	(8)	290,271
126,265	—	Off balance sheet investments third parties	94,814	—	—	51,668	—	—	146,482

326,661	52,761	Total revenue generating investments	245,296	64,283	63,300	63,288	594	(8)	436,753

		Investments
93,930	8,250	Available-for-sale	70,534	18,241	9,898	4,013	23	—	102,709
13,142	6	Loans	9,868	19,163	8	682	—	—	29,721
—	—	Held-to-maturity	—	—	—	164	—	—	164
92,327	43,593	Financial assets at fair value through profit or loss	69,331	24,885	52,300	6,761	571	(8)	153,840
997	912	Investments in real estate	749	1,994	1,094	—	—	—	3,837

200,396	52,761	Total investments on balance sheet	150,482	64,283	63,300	11,620	594	(8)	290,271

107	7	Investments in associates	80	52	9	629	4	—	774
32,633	5,979	Other assets	24,504	20,781	7,174	3,747	36,131	(33,664)	58,673

233,136	58,747	Consolidated total assets	175,066	85,116	70,483	15,996	36,729	(33,672)	349,718

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
84,192	8,261	Debt securities	64,853	17,640	9,890	4,036	—	—	96,419
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
16,196	—	Other financial assets	12,476	40	—	43	744	—	13,303
1,006	—	Investments in real estate	775	2,009	—	—	—	—	2,784

116,283	8,313	Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079
—	21,755	Shares	—	7,608	26,045	3,459	—	(4)	37,108
—	10,003	Debt securities	—	15,124	11,975	277	—	—	27,376
80,137	7,095	Separate accounts and investment funds	61,729	—	8,495	1,060	—	—	71,284
—	2,940	Other financial assets	—	491	3,519	1,619	—	—	5,629
—	946	Investments in real estate	—	—	1,132	—	—	—	1,132

80,137	42,739	Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529
196,420	51,052	Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
119,371	—	Off balance sheet investments third parties	91,951	—	—	44,959	—	—	136,910

315,791	51,052	Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518

		Investments
96,145	8,266	Available-for-sale	74,060	18,016	9,896	3,861	27	—	105,860
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
—	—	Held-to-maturity	—	—	—	168	—	—	168
85,950	41,833	Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	—	—	—	3,916

196,420	51,052	Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	—	742
33,562	5,919	Other assets	25,852	19,403	7,086	3,789	35,878	(33,781)	58,227

230,082	56,978	Consolidated total assets	177,231	81,697	68,213	15,586	36,637	(33,787)	345,577

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4. Premium income and premium to reinsurers

EUR millions	Q1 2012	Q1 2011
Gross
Life	5,065	5,523
Non-Life	786	754

Total	5,851	6,277

Reinsurance
Life	825	362
Non-Life	100	81

Total	925	443

Reinsurance premiums increased mainly as a result of the increased external reinsurance life premiums following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR completed on August 9, 2011.

5. Investment income

EUR millions	Q1 2012	Q1 2011
Interest income	1,812	1,837
Dividend income	225	228
Rental income	39	46

Total investment income	2,076	2,111

Investment income related to general account	1,459	1,471
Investment income for account of policyholders	617	640

Total	2,076	2,111

6. Income from reinsurance ceded

The increase in Income from reinsurance ceded is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR completed on August 9, 2011.

7. Results from financial transactions

EUR millions	Q1 2012	Q1 2011
Net fair value change of general account financial investments at FVTPL other than derivatives	263	127
Realized gains and (losses) on financial investments	55	104
Gains and (losses) on investments in real estate	(25)	(11)
Net fair value change of derivatives	130	(523)
Net fair value change on for account of policyholder financial assets at FVTPL	7,167	1,410
Net fair value change on investments in real estate for account of policyholders	(8)	6
Net foreign currency gains and (losses)	7	(8)
Net fair value change on borrowings and other financial liabilities	(24)	8

Total	7,565	1,113

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

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8. Other income

Other income in Q1 2011 mainly relates to a benefit related to a settlement of legal claims.

9. Benefits and expenses

EUR millions	Q1 2012	Q1 2011
Claims and benefits	15,494	9,068
Employee expenses	504	537
Administration expenses	262	284
Deferred expenses	(367)	(387)
Amortization charges	271	357

Total	16,164	9,859

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in results from financial transactions (note 7).

10. Impairment charges / (reversals)

EUR millions	Q1 2012	Q1 2011
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	50	88
Impairment reversals on financial assets, excluding receivables [1]	(6)	(26)
Impairment charges / (reversals) on non-financial assets and receivables	2	2

Total	46	64

Impairment charges on financial assets, excluding receivables, from:
Shares	4	2
Debt securities and money market instruments	31	70
Loans	14	9
Other	1	7

Total	50	88

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(1)	(24)
Loans	(5)	(2)

Total	(6)	(26)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

11. Other charges

Other charges, in both years, consist mainly of the annual bank tax charge in Hungary.

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12. Intangible assets

EUR millions	Mar. 31, 2012	Dec. 31, 2011
Goodwill	756	753
VOBA	2,019	2,086
Future servicing rights	396	397
Software	43	36
Other	11	13

Total intangible assets	3,225	3,285

The increase in goodwill is mainly attributable to foreign currency effects. The decrease in value of business acquired (VOBA) is mainly attributable to amortizations and foreign currency effects.

13. Investments

EUR millions	Mar. 31, 2012	Dec. 31, 2011
Available-for-sale (AFS)	102,709	105,860
Loans	29,721	29,736
Held-to-maturity (HTM)	164	168
Financial assets at fair value through profit or loss (FVTPL)	5,433	5,531

Financial assets, excluding derivatives	138,027	141,295
Investments in real estate	2,743	2,784

Total investments for general account	140,770	144,079

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	837	998	—	—	1,835
Debt securities	93,807	1,530	164	—	95,501
Money market and other short term investments	6,938	938	—	—	7,876
Mortgages	—	—	—	26,165	26,165
Private loans	—	—	—	989	989
Deposits with financial institutions	—	—	—	286	286
Policy loans	—	—	—	2,116	2,116
Receivables out of share lease agreements	—	—	—	16	16
Other	1,127	1,967	—	149	3,243

March 31, 2012	102,709	5,433	164	29,721	138,027

	AFS	FVTPL	HTM	Loans	Total
Shares	869	968	—	—	1,837
Debt securities	94,722	1,529	168	—	96,419
Money market and other short term investments	9,382	1,090	—	—	10,472
Mortgages	—	—	—	26,012	26,012
Private loans	—	—	—	927	927
Deposits with financial institutions	—	—	—	452	452
Policy loans	—	—	—	2,180	2,180
Receivables out of share lease agreements	—	—	—	19	19
Other	887	1,944	—	146	2,977

December 31, 2011	105,860	5,531	168	29,736	141,295

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Government bond investments

Included in the available-for-sale investments are EUR 1,104 million (December 31, 2011: EUR 1,112 million) of exposures to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of these exposures.

EUR millions	Mar. 31, 2012		Dec. 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	9	13	7
Italy	46	43	46	38
Ireland	25	24	30	26
Greece	—	—	1	1
Spain	1,020	950	1,022	962

Total	1,104	1,026	1,112	1,034

14. Investments for account of policyholders

EUR millions	Mar. 31, 2012	Dec. 31, 2011
Shares	39,649	37,108
Debt securities	28,032	27,376
Money market and short-term investments	2,235	2,283
Deposits with financial institutions	2,800	2,813
Separate accounts and unconsolidated investment funds	75,192	71,284
Other	499	533

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	148,407	141,397
Investment in real estate	1,094	1,132

Total investments for account of policyholders	149,501	142,529

15. Derivatives

In the first quarter of 2012, AEGON The Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if - over 20 years - realized mortality rates are more than 7.5% lower than pre-defined mortality tables. The derivative is measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivative is calculated using an internal model as there is no active market for this type of derivative.

16. Reinsurance assets

Reinsurance assets reflect the external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR completed on August 9, 2011.

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17. Deferred expenses and rebates

EUR millions	Mar. 31, 2012	Dec. 31, 2011
DPAC for insurance contracts and investment contracts with discretionary participation features	10,413	10,486
Deferred cost of reinsurance	572	541
Deferred transaction costs for investment management services	405	405
Unamortized interest rate rebates	190	201

Total deferred expenses and rebates	11,580	11,633

18. Share capital

EUR millions	Mar. 31, 2012	Dec. 31, 2011
Share capital - par value	310	310
Share premium	8,787	8,787

Total share capital	9,097	9,097

19. Other equity instruments

On February 7, 2012, AEGON issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount.

The securities are subordinated and rank junior to all other liabilities, senior to the junior perpetual capital securities and equally with the perpetual cumulative subordinated bonds. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however AEGON has the right to call the securities for redemption at par for the first time on the coupon date in 2017, or on any coupon payment date thereafter.

The interest rate exposure on substantially all of these securities has been swapped to a EURIBOR based interest rate.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. At March 31, 2012 the equity component amounts to EUR 271 million, subordinated borrowings amounts to EUR 40 million and a deferred tax liability (included in Other liabilities) amounting to EUR 90 million.

Refer to note 20 for the component classified as subordinated borrowings.

The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

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20. Subordinated borrowings

Subordinated borrowings include a liability of EUR 40 million relating to the non-cumulative subordinated notes. This liability component for the non-cumulative subordinated notes is related to the redemption amount.

For further information on the non-cumulative subordinated notes refer to note 19.

21. Borrowings

EUR millions	Mar. 31, 2012	Dec. 31, 2011
Debentures and other loans	10,601	9,199
Commercial paper	478	646
Short term deposits	18	18
Bank overdrafts	102	278

Total borrowings	11,199	10,141

On March 1, 2012, AEGON The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 3 year term and bears 1% interest per annum. The borrowing is fully collateralized and is reported under debenttures and other loans. The funds will be mainly used to fund the mortgage loan production of AEGON The Netherlands.

Included in Debentures and other loans is EUR 1,023 million relating to borrowings measured at fair value (2011: EUR 1,010 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

22. Commitments and contingencies

There have been no material changes in contingent assets and liabilities as reported in the 2011 consolidated financial statements of AEGON.

23. Acquisitions / Divestments

There were no significant acquisitions or divestments during the first quarter of 2012.

24. Events after the balance sheet date

There were no events after the balance sheet date with a significant impact on the financial position of the Company per March 31, 2012.

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Disclaimers

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate market consistent value of new business differently than other companies. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of AEGON’s peers.

Local currencies and constant currency exchange rates

This document contains certain information about AEGON’s results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of AEGON’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:	+ 31 70 344 83 44
E-mail:	gcc-ir@aegon.com

ANALYSTS AND INVESTORS

Telephone:	+ 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only
E-mail:	ir@aegon.com

PUBLICATION FIGURES IN 2012

Thursday, August 9, 2012	Results second quarter 2012
Thursday, November 8, 2012	Results third quarter 2012

PRESS RELEASE AND SUPPLEMENTS

AEGON’s Q1 2012 press release and Q1 2012 Financial Supplement are available on AEGON’s website www.aegon.com.

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ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have some 47 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets.